UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

ICORIA, INC.

Name of Issuer)

COMMON STOCK, $.01 par value per share

(Title of Class of Securities)

451045108

(CUSIP Number)

Israel M. Stein, M.D.

Clinical Data, Inc.

One Gateway Center, Suite 411

Newton, Massachusetts 02458

Telephone No.: 617-527-9933

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

John Hession

McDermott Will & Emery LLP

28 State Street

Boston, Massachusetts 02109

September 19, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement

on Schedule 13G to report the acquisition which is the

subject of this Schedule 13D, and is filing this

schedule because of Rules 13d-1(e), (f) or (g),

check the following box ☐.

CUSIP NO. 451045108	13D	Page 2 of 8 Pages

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1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clinical Data, Inc. 04-2573920

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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

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3	SEC USE ONLY

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4	SOURCE OF FUNDS
OO

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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEM 2(d) or 2(e)

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6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

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7	SOLE VOTING POWER
NUMBER OF	0
SHARES	-----------------------------------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY	2,822,992*
EACH REPORTING	-----------------------------------------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
0
-----------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
0

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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,822,992*

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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%*

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14	TYPE OF REPORTING PERSON
CO

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* See Item 5(a) below.

CUSIP NO. 451045108	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Icoria, Inc. (the “Issuer”). The Issuer’s principal executive offices are at 108 T.W. Alexander Drive, Research Triangle Park, NC 27709.

Item 2.	Identity and Background.

This statement is filed by Clinical Data, Inc., a Delaware corporation (and the officers, directors and control persons of Clinical Data, Inc. listed on Schedule A, “Clinical Data”). The address of Clinical Data’s principal business and principal office is One Gateway Center, Suite 411, Newton, Massachusetts 02458. The principal business of Clinical Data is to supply a complete range of products and services, from equipment and reagents to lab management and consulting services, to small and medium sized medical laboratories both domestically and internationally.

During the past five years, neither Clinical Data nor, to the knowledge of Clinical Data, any party named in Schedule A hereto has been (i)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining it or him from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by it or him.

Item 3.	Source and Amount of Funds or Other Consideration.

The Stockholder Agreement described in Item 4 of this statement was entered into by Clinical Data, the Issuer and the stockholders of Icoria listed on Schedule A thereto (the “Stockholders”) to facilitate the transactions contemplated by the Merger Agreement described by Item 4 of this statement. The Stockholders granted to the Chief Executive Officer of Clinical Data an irrevocable proxy for the purpose of voting the shares of the Issuer’s Common Stock covered by the Stockholder Agreement in favor of approving the Merger (as defined below). The Stockholders did not receive additional consideration from Clinical Data or the Issuer in connection with the execution and delivery of the Stockholder Agreement.

Item 4.	Purpose of Transaction.

(a)-(b)       On September 19, 2005, Clinical Data, Irides Acquisition Corp. (“Irides”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Clinical Data will acquire the Issuer in a stock-for-stock reverse triangular merger. In the merger, Irides will merge with and into the Issuer, which will result in the Issuer becoming a wholly-owned subsidiary of Clinical Data (the “Merger”). The Merger is subject to certain customary conditions and is expected to close in late 2005 or early 2006.

Under the terms of the agreement, shareholders of the Issuer will receive 0.0139 of a share of Clinical Data common stock, par value $0.01 per share, for each share of Common Stock of the Issuer they own. At the close of trading on Friday, September 16, 2005, this represents a price of $0.32 per share of Common Stock of the Issuer. Under the merger agreement, should the price of Clinical Data Common Stock change before the transaction closes, the aggregate purchase price could fluctuate, but in no case will it be below $10 million or exceed $12.5 million. Based on the current share price of Clinical Data and including the impact of the expected acquisition of Genaissance Pharmaceuticals, shareholders of the Issuer will own approximately 7.6 percent of the combined company upon the close of the Merger.

To induce Clinical Data to enter into the Merger Agreement, the Stockholders entered into a Stockholder Agreement with Clinical Data and the Issuer dated September 19, 2005 (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement, each Stockholder has agreed to vote the shares of the Issuer’s Common Stock over which such Stockholder has sole voting power (and use his or its best efforts to cause the shares of the Issuer’s Common Stock over which such Stockholder has joint voting power) in connection with any meeting or action by written consent of the stockholders of the Issuer: (a) in favor of approving the Merger Agreement, the Merger and each of the other transactions and other matters specifically contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn any such meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of such meeting to approve the Merger Agreement, (c) against any action or agreement submitted for approval of the stockholders of the Issuer that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of such Stockholder under the Stockholder Agreement and (d)

CUSIP NO. 451045108	13D	Page 4 of 8 Pages

except as otherwise agreed in writing by Clinical Data, against any action, agreement, transaction or proposal submitted for approval of the stockholders of the Issuer that would reasonably be expected to result in any of the conditions to the Issuer’s obligations under the Merger Agreement not being fulfilled or that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement; provided, however, that nothing in the Stockholder Agreement shall prevent such Stockholder from taking any action or omitting to take any action solely as a member of the Board of Directors of the Issuer (or any committee thereof) or, at the direction of the Board of Directors of the Issuer (or any committee thereof), as an officer or employee of the Issuer. In connection with the Stockholder Agreement, each Stockholder has also granted an irrevocable proxy to the Chief Executive Officer of Clinical Data to vote his or its shares of the Issuer’s Common Stock in the manner described above. The Stockholder Agreement terminates automatically upon the earlier of (i) the mutual consent of all of the parties thereto, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the effective time of the Merger.

The descriptions of the Stockholder Agreement and the Merger Agreement contained in this statement are qualified in their entirety by reference to such agreements, copies of which are filed respectively as Exhibits 2.1 and 2.2 hereto.

(c)	Not applicable.

(d)     At the Effective Time of the Merger, pursuant to the Merger Agreement, the officers and directors of Irides shall be the officers and directors of the Issuer.

(e)-(f) Other than as a result of the Merger, not applicable.

(g)     At the Effective Time of the Merger, the By-laws of Irides shall be amended to change all references to the name of Irides to refer to the name of the Issuer, and, as so amended, such By-laws shall be the By-laws of the Issuer, until further amended in accordance with the DGCL. At the Effective Time, the Certificate of Incorporation of the Issuer as in effect on the date of the Merger Agreement shall be amended so that Article FOURTH of such Certificate of Incorporation reads in its entirety as follows: “The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of common stock, $.001 par value per share,” and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Issuer, until further amended in accordance with the DGCL.

(h)     When the Merger is completed, the Issuer will become a wholly-owned subsidiary of Clinical Data and the Common Stock of the Issuer will be delisted from the Over the Counter Bulletin Board and deregistered under the Exchange Act.

(i)	Not applicable.

(j)     Other than as described above, Clinical Data currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Clinical Data reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a)-(b)  Aggregate number and percentage of class beneficially owned and Number of shares as to which such person has the power to vote and the power to dispose:

As a result of the Stockholder Agreement, Clinical Data beneficially owns and has the shared power to vote 2,822,992 shares of the Issuer’s Common Stock, constituting 7.1% of the Issuer’s Common Stock outstanding.

*Based upon 39,500,808 shares of the Issuer’s Common Stock outstanding as of August 8, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2005.

(c)	Transactions during the past 60 days.

Other than entering into the Stockholder Agreement, Clinical Data have not engaged in any transactions in shares of the Issuer’s Common Stock during the past 60 days.

(d)	Right to dividends or proceeds of sale.

CUSIP NO. 451045108	13D	Page 5 of 8 Pages

To the best of its knowledge, as of the date hereof, Clinical Data does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Issuer's Common Stock beneficially owned by it.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described in Item 4 of this statement, to the best knowledge of Clinical Data, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 2.1

Agreement and Plan of Merger, dated September 19, 2005, among Clinical Data, Inc., Irides Acquisition Corporation and Icoria, Inc.(previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2005 and incorporated herein by reference).

Exhibit 2.2

Stockholder Agreement, dated as of September 19, 2005, among Clinical Data, Inc., Icoria, Inc., and the stockholders of Icoria listed on Schedule A thereto (previously filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2005 and incorporated herein by reference).

CUSIP NO. 451045108	13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CLINICAL DATA, INC.

Date: September 21, 2005	/s/ Caesar J. Belbel
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Caesar J. Belbel
Vice President, General Counsel and Secretary

CUSIP NO. 451045108	13D	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 2.1

Agreement and Plan of Merger, dated September 19, 2005, among Clinical Data, Inc., Irides Acquisition Corporation and Icoria, Inc. (previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2005 and incorporated herein by reference).

Exhibit 2.2

Stockholder Agreement, dated as of September 19, 2005, among Clinical Data, Inc., Icoria, Inc., and the stockholders of Icoria listed on Schedule A thereto (previously filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2005 and incorporated herein by reference).

CUSIP NO. 451045108	13D	Page 8 of 8 Pages

SCHEDULE A

NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND

EXECUTIVE OFFICER OF CLINICAL DATA, INC.

The name, business address and title with Clinical, and present principal occupation or employment of each of the directors and executive officers of Clinical Data are set forth below. Except as indicated, each person's business address is c/o Clinical Data, Inc., One Gateway Center, Suite 411, Newton, Massachusetts 02458. Each of the persons identified below is a citizen of the United States.

Name and Title	Present Principal Occupation Including Name of Employer

Israel M. Stein Executive Officer and Director	Chief Executive Officer and President, Clinical Data, Inc.

Mark D. Shooman Executive Officer	Senior Vice President and Chief Financial Officer Clinical Data, Inc.

Garth Gardner Executive Officer	Senior Vice President and Chief Operating Officer Clinical Data, Inc.

Caesar J. Belbel Executive Officer	Senior Vice President, General Counsel and Secretary Clinical Data, Inc.

Randal J. Kirk Director	Managing Director Third Security, LLC
Address: The Governor Tyler 1881 Grove Avenue Radford, Virginia 24141

Arthur B. Malman Director	Partner Malman & Goldman, LLP

Address: 152 W. 57th Street New York, New York

Larry D. Horner Director	Director Clinical Data, Inc,; Third Security Management Corporation; Howe & Rusling, Inc

Burton E. Sobel Director	Professor, Director of Cardiovascular Research Institute University of Vermont

Address: Fletcher House/MCHV 111 Colchester Avenue Burlington, VT 05401